UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2007

_________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the press release dated October 11, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Principal Financial Officer

Dated: October 15, 2007

Exhibit No.	Description
1.	Press Release dated October 11, 2007.

Jinpan International Named to Forbes List of

Asia’s Best Companies

Englewood Cliffs, N.J., October 11, 2007 – Jinpan International Ltd (AMEX: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced that the Company was named to the Forbes List of ‘Asia’s Best 200 Under A Billion.’

Forbes’ annual ‘Best Under A Billion’ list draws from over 22,500 publicly listed outfits in Asia and the Pacific. Those companies with less than $1 billion in sales are vetted for consistent growth of both sales and profits over a three year period. Jinpan was one of twenty three companies from mainland China to make this prestigious list.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, "We are very pleased to be named to the Forbes List of Asia Best 200 which recognizes compelling companies with consistent sales and profit growth. As the only manufacturer of cast resin transformers from mainland China to be named to this year’s list, we continue to set ourselves apart as a leader in this field. Our addition to this list is a result of the hard work and dedication of our employees, partners and customers who have made this recognition possible.”

Additional information about the company’s ranking can be found on www.forbes.com

About Jinpan International Ltd

Jinpan International Ltd. (AMEX: JST) designs, manufactures, and distributes cast resin transformers for voltage distribution equipment in China and other various countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey. Safe Harbor Provision

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Investor Contact Information:

Mark Du
Chief Financial Officer
Jinpan International Ltd.
(201)227-0680

Bill Zima
Integrated Corporate Relations, Inc.
(203) 682-8200